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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-67930

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GP Bullhound Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sansome Street, Suite 3650
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alec Dafferner (415)-986-0168
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

**CHECK ONE:**
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Alec Dafferner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GP Bullhound, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________

____________________

____________________

[signature] 2/29/20
Signature

Partner
Title

Tony Harbin Jr see attached Jurat 2-29-2020
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Management Statement regarding Compliance with the Exemption Provision for Rule 15c3-3.
- ☑ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

______________________________ *Signature of Document Signer No. 1*

______________________________ *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 29th (Date) day of February (Month), 2020 (Year), by

(1) Alec Michael Dafferner

(and (2) ______________________ ),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

TONY HARBIN JR.
NOTARY PUBLIC
MY COMMISSION EXPIRES
COMM. #2254018
AUGUST 14, 2022
CONTRA COSTA COUNTY, CA

*Place Notary Seal Above*

Signature Tony Harbin Jr
*Signature of Notary Public*

**OPTIONAL**

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III Document Date: 2-29-2020

Number of Pages: 2 Signer(s) Other Than Named Above: NONE

# GP BULLHOUND INC.

## FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## YEAR ENDED DECEMBER 31, 2019

## TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GP Bullhound Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GP Bullhound Inc. (the "Company") as of December 31, 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

## Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Security and Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as the Company's auditor since 2008
Walnut Creek, California
February 24, 2020

# GP BULLHOUND, INC.
Statement of Financial Condition
December 31, 2019

## ASSETS

| | | |
|---|---|---|
| Cash in bank | $ | 1,106,289 |
| Restricted certificate of deposit | | 65,516 |
| Accounts receivable | | 2,009,876 |
| Deposits and Prepaid Expenses | | 36,288 |
| Lease Assets | | 3,210,104 |
| Furniture, equipment, leasehold improvements and automobiles, net of accumulated depreciation of $259,817 | | 208,114 |
| Total Assets | $ | 6,636,187 |

## LIABILITIES AND COMPANY EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued liabilities | $ | 86,604 |
| Discretionary bonuses payable | | 2,208,153 |
| Lease obligations | | 3,210,104 |
| Deferred Income Tax | | 21,732 |
| Unearned Revenue | | 326,921 |
| Total Liabilities | | 5,853,514 |
| Shareholders' equity: | | |
| Capital stock, $0.01 par value, 1,000 shares authorized; 100 shares issues and outstanding | | 1 |
| Additional paid-in capital | | 199,999 |
| Retained earnings | | 582,673 |
| Total Shareholders' equity | | 782,673 |
| Total Liabilities and Shareholders' Equity | $ | 6,636,187 |

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Income
December 31, 2019

| | | |
|---|---|---|
| Revenue | | |
| Fees and commissions earned | $ | 5,100,490 |
| Other Income | | 1,757,727 |
| Total revenue | | 6,858,217 |
| Expenses | | |
| Salaries and bonuses | | 4,496,607 |
| Employee Benefits | | 106,752 |
| Travel and entertainment | | 385,028 |
| Rent expense | | 714,675 |
| Telephone, internet and communication | | 112,792 |
| Professional fees: | | |
| Consulting | | 118,454 |
| Legal | | 49,528 |
| Accounting | | 72,394 |
| Recruiting | | 34,413 |
| Insurance | | 300,977 |
| Office expense | | 97,081 |
| Marketing | | 97,054 |
| Regulatory fees | | 22,717 |
| Depreciation | | 55,211 |
| Bad Debt expense | | 58,150 |
| Other | | 23,024 |
| Total Expenses | $ | 6,744,857 |
| Income before provision for income taxes | | 113,360 |
| Provision for income taxes | | 66,137 |
| Net Income | $ | 47,223 |

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Changes in Shareholders' Equity
December 31, 2019

| | Shares | Amount | Additional Paid-in Capital | Accumulated Earnings | Total |
|---|---|---|---|---|---|
| Balance - December 31, 2018 | 100 | $ 1 | $ 199,999 | $ 535,450 | $ 735,450 |
| Net income (loss) | - | - | - | 47,223 | 47,223 |
| Balance - December 31, 2019 | 1 | $ 1 | $ 199,999 | $ 582,673 | $ 782,673 |

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Cash Flows
December 31, 2019

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 47,223 |
| *Adjustments to reconcile net income to net cash provided by operating activities:* | |
| Depreciation | 55,211 |
| *Changes in operating assets and liabilities:(Increase) decrease in operating assets* | |
| Accounts receivable | (1,323,870) |
| Lease deposits and prepaid expenses | 9,763 |
| Lease assets | (3,210,104) |
| Deferred income tax | (5,875) |
| *Increase (decrease) in operating liabilities* | |
| Accounts payable and accrued liabilities | (3,628,610) |
| Lease obligations | 3,210,104 |
| Accrued taxes | 21,732 |
| Unearned revenue | 93,115 |
| Net cash used in operating activities | (4,731,311) |
| Cash flows from investing activities: | |
| Additions to fixed assets | (61,554) |
| Net cash provided by (used in) investing activities | (61,554) |
| Net increase in cash | (4,792,865) |
| Cash at beginning of year | 5,899,154 |
| Cash at end of year | $ 1,106,289 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Summary of Significant Accounting Policies

Description of Business

GP Bullhound Inc. was incorporated in the State of California on December 21, 2004, as a wholly owned subsidiary of GP Bullhound Holdings Ltd. (Parent), a U.K. head quartered investment advisory group holding company. GP Bullhound Holdings Ltd. is the holding company for an international group (GP Bullhound Group) that is an independent investment bank focused on the technology sector.

GP Bullhound Inc. (the Company) provides advisory services to its clients and clients of GP Bullhound Group. As a result, its revenue streams and accounts receivable at December 31, 2019 are derived from direct client work and work supporting clients of GP Bullhound Group.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Regulatory Authority, Inc. ("FINRA").

On March 6, 2018 GP Bullhound Inc. acquired AdMedia Partners, a Mergers and Acquisition Firm based in New York.

Liquidity

While the Company continues to generate revenues from its own client base, the continuing support of the Parent is anticipated, from time to time, for the future operations.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and cash equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

Accounts receivable

Accounts receivable are stated at estimated net realizable value. Accounts receivable primarily consist of advisory services and success fee revenue billed to clients of the Company and to other companies within GP Bullhound Group.

Revenue Recognition

Revenue is recorded when advisory services, success fees or retainer income have been earned. Success fees are paid at the close of a successful deal generally calculated as a percentage of the transaction value.

1. Organization and Summary of Significant Accounting Policies (concluded)

Concentrations

*Cash*
The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2019, the Company's cash balance exceeded the FDIC insured limit by $856,289.

*Major customers*
The company derived $3,738,687 (54%) of the revenue for the year ended December 31, 2019 from a success fee related to four clients. The Company also earned $1,751,004 (24%) of its 2019 revenue from advisory fees billed to GP Bullhound Group (see Note 7 – Related Party Transactions).

Income Taxes
The Company accounts for income taxes as required by the Financial Accounting Standards Board (FASB), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

Depreciation of Fixed Assets
Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization. Furniture and equipment costing $75,869 are depreciated on a straight-line basis over five to ten years. Leasehold improvements costing $369,972 are amortized over 5 years, which is the expected lease period. Depreciation expense for the year ended December 31, 2019 was $55,211.

2. Shareholders' Equity

Pursuant to the Articles of Incorporation, GP Bullhound Inc. was initially capitalized by the contribution of cash from the Parent with a value of $200,000. The Corporation is authorized to issue only one class of shares, designated common stock with a par value of $0.01 per share. The total number of shares which the Corporation is authorized to use is one thousand shares. One hundred shares are issued and outstanding.

3. Restricted Certificate of Deposit

The Company has a letter of credit for $65,000 at 5% over the prime rate with a local bank, which is secured by a $65,000 certificate of deposit. The letter of credit was required as part of the prior San Francisco office renovation under the operating lease. The Company has since moved to a new location, which required a cash collateral deposit of $100,000 at 2.4%, which is held as collateral as required under the operating lease for the new San Francisco office. The Company also has a cash collateral deposit for $187,000 at 2.4% with a local bank, which is held as collateral as required under the operating lease for the New York office (see Note 6).

4. Income Taxes

The primary "timing" differences between taxable income and financial statement income are for differences between book and tax depreciation and in the period of deduction for California Franchise Taxes on the Federal return.

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. Federal or state income tax examinations by tax authorities for years before 2016.

The following is the computation of income tax expense:

| Income Tax Expense | Federal | California | New York | Total |
|---|---|---|---|---|
| Net Income (Loss) before Income Taxes | 72,323 | 72,323 | 72,323 | |
| Less Prior Year California Franchise Tax | (10,442) | - | - | |
| Deductions/(Income) not allowable: | | | | |
| Non-deductible portion - meals & Ent | 16,885 | 16,885 | 16,885 | |
| Deferred Tax Items: | | | | |
| Depreciation per tax returns | (133,977) | (60,475) | (133,977) | |
| Depreciation per books | 55,211 | 55,211 | 55,211 | |
| Taxable income | - | 83,944 | 10,442 | |
| Income tax thereon - current | (9,000) | 660 | (567) | (8,907) |
| Deferred income tax provision | 30,041 | (8,309) | | 21,732 |
| Income tax expense (benefit), including deferred | 15,755 | (7,649) | (567) | 15,755 |

## 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $658,805 which was $628,973 in excess of its required net capital of $29,832. The Company's aggregate indebtedness to net capital ratio was 0.68 to 1.

## 6. Leases

The Company has two operating leases for office space in San Francisco and New York. The Company's operating lease for office space in San Francisco expires August 1, 2024. The annual base rent increases 3% annually. Rent expense during 2019 was $243,867.

The Company's operating lease for office space in New York expires July 5, 2023. The annual base rent increases by 1.5 percent annually. Rent expense during 2019 was $470,808.

The operating lease commitments for office space is as follows:

| | New York | San Francisco |
|---|---|---|
| 2020 | 457,932 | 321,867 |
| 2021 | 464,801 | 331,523 |
| 2022 | 471,773 | 341,468 |
| 2023 | 438,548 | 351,712 |
| 2024 | - | 209,090 |
| Total | $1,833,054 | $1,555,660 |

The Company implemented ASC 842 during the year and capitalized the two leases. The balance at December 31, 2019 was $3,210,104.

## 7. Related Party Transactions

The Company billed GP Bullhound Group $1,751,004 for advisory services performed on its behalf in 2019. GP Bullhound Group paid the balance subsequent to year ended December 31, 2019.

## 8. Subsequent Events

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm on which the financial statements were available to be issued. Subsequent to the year ended December 31, 2019, the Company closed one transaction, which included success fees of approximately $1,000,000.

## 9. Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 and issued subsequent amendments to the initial guidance in August 2015, March 2016, April 2016, May 2016, December 2016, May 2017 and September 2017 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-10, ASU 2017-13 and ASU 2017-14, respectively (collectively, Topic 606). Topic 606 supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Topic 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation, among others. Topic 606 also provides guidance on the recognition of costs related to obtaining customer contracts. The Company has implemented the standard.

In June 2016, the FASB issued ASU 2016–13, Measurement of Credit Losses on Financial Instruments ("ASU 2016–13"), which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. ASU 2016–13 is required to be adopted using the modified retrospective method by January 1, 2020, with early adoption permitted. ASU 2016–13 will have applicability to our accounts receivable portfolio. At this time, we do not anticipate that the adoption of ASU 2016–13 will have a significant impact on our Financial Statements and related disclosures; however, management is currently evaluating the requirements and the period for which we will adopt the standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within ASU 2017-13 (collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company's fiscal year ending December 31, 2019. The Company implemented Topic 842 during the year and capitalized the future commitments on the balance sheet. See Note 6 for additional details.

# GP BULLHOUND, INC.
## Schedule I
## Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Security and Exchange Act of 1934
## December 31, 2019

| | | |
|---|---|---|
| Company equity | $ 782,673 | |
| *Add* | | |
| Discretionary bonuses payable | 2,195,926 | |
| Total available capital | 2,978,599 | |
| *Assets not allowed for net capital purposes:* | | |
| Restricted certificate of deposit | (65,516) | |
| Accounts receivable | (2,009,876) | |
| Deposits and Prepaid Expenses | (36,288) | |
| Fixed assets | (208,114) | |
| Net Capital | 658,805 | A |
| *Minimum net capital required:* | | |
| Greater of 6-2/3% of aggregate indebtedness ($) or $5,000 | 29,832 | |
| Net capital in excess of requirement | $ 628,973 | |
| Aggregate indebtedness (total liabilities) | $ 447,484 | B |
| Ratio of aggregate indebtedness ($447,484) to net capital ($658,805) | 0.68 to 1 | |
| B A | | |

*Reconciliation of above net capital to FOCUS Report filed:*

| | Aggregate Indebtedness | Net Capital | Ratio AI/NC |
|---|---|---|---|
| Per submitted computation | $ 300,116 | $ 517,408 | 0.58 to 1 |
| Change in assets | - | 288,765 | |
| Change in liabilities | 147,368 | (147,368) | |
| Per statements as finalized | $ 447,484 | $ 658,805 | 0.68 to 1 |

The accompanying notes are an integral part of these financial statements.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GP Bullhound Inc.

We have reviewed management's statements, included in the accompanying GP Bullhound Inc Exemption Report, in which (1) GP Bullhound Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which GP Bullhound Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) GP Bullhound Inc. stated that GP Bullhound Inc. met the identified exemption provisions throughout the most recent fiscal year ending December 31st, 2019 without exception. GP Bullhound Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GP Bullhound Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 24, 2020

**GP Bullhound Inc Exemption Report**

GP Bullhound Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in §240.15c3-3(k)(2)(i) throughout the most recent fiscal year ending December 31st, 2019, without exception.

I, Alec Dafferner, swear (or affirm), that to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Partner

Date: January 21, 2020

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
of GP Bullhound Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by GP Bullhound Inc. and the SIPC, solely to assist you and SIPC in evaluating GP Bullhound Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. GP Bullhound Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on GP Bullhound Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of GP Bullhound Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 24, 2020

**SIPC-7**

(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2720********************MIXED AADC 220
67930 FINRA DEC
GP BULLHOUND INC
1 SANSOME ST FL 36 STE 3650
SAN FRANCISCO, CA 94104-4448

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 10,200 |
| B. | Less payment made with SIPC-6 filed (**exclude interest**) 07/26/2019 Date Paid | ( 5,752 ) |
| C. | Less prior overpayment applied | ( 0 ) |
| D. | Assessment balance due or (overpayment) | 4,448 |
| E. | Interest computed on late payment (see instruction E) for______days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ |

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑**
**Total (must be same as F above)** $ 4,448

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GP Bullhound Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of February, 20 20.

CEO
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 6,858,217 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bad Debt (Deductions in excess of $100,000 require documentation) | 58,150 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 58,150 |
| 2d. SIPC Net Operating Revenues | $ 6,800,067 |
| 2e. General Assessment @ .0015 | $ 10,200 |

(to page 1, line 2.A.)